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                            November 20, 2023

       Hope Stawski
       President and Chief Executive Officer
       Amphitrite Digital Incorporated
       6501 Red Hook Plaza, Suite 201-465
       St. Thomas, Virgin Islands, U.S., 00802

                                                        Re: Amphitrite Digital
Incorporated
                                                            Registration
Statement on Form S-1
                                                            Filed November 7,
2023
                                                            File No. 333-275379

       Dear Hope Stawski:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2023 letter.

       Registration Statement on Form S-1

       Unaudited Pro Forma Consolidated Financial Information, page 62

   1. We understand that your pro forma balance sheet is intended to give effect to the proposed acquisition of Paradise
Group of Companies (PGC) and the offering, as if these events occurred on September
30, 2023, although you also include an adjustment indicating you intend to repay a note
payable that arose in connection with your acquisition of Paradise
                                                        Adventures, LLC, (PA)
earlier in the year, as referenced in Note A on page 70. However, unless the counterparty
is intending to return cash that had been paid as interest on the loan, we do not see
support for the related adjustments described in Note B on page 70 and Note L on page 71,
to remove interest expense previously recorded and to restore the associated cash
expenditure. Please revise your pro forma balance sheet accordingly.
 Hope Stawski
FirstName
Amphitrite LastNameHope    Stawski
           Digital Incorporated
Comapany 20,
November   NameAmphitrite
               2023         Digital Incorporated
November
Page 2     20, 2023 Page 2
FirstName LastName
2.       We note that in response to prior comment 5 you present details of
management   s
         adjustments depicting the synergies you believe you will realize upon completion of the acquisitions of PA and PGC. Please revise your tables on pages 73 and 75 to present
         accurate summations of management   s adjustments.

         Please also revise your reconciliations as necessary to begin with the pro forma net loss amounts that are presented in your pro forma statements of operations. For example, the pro form net loss amounts for the nine months ended September 30, 2023 do not presently agree.
3. On the pro forma statement of operations for the nine months ended September 30, 2023 you include an adjustment to decrease interest expense by $1.553,065; however, this amount does not agree to details included in the note for pro forma adjustment M.

         Please revise pro forma adjustment M or the associated disclosures as necessary to resolve this inconsistency.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Brenda Hamilton